FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940 OMB APPROVAL
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1.  Name and Address of Reporting Person
2.  Date of Event Requiring Statement (month/day/year)
4.  Issuer Name and Ticker or Trading Symbol

1. Clarke Tania                                 M.
2. Grand Toys International, Inc. ("GRIN")
	(Last)		(First)			(Middle)
	12/1/2000
5.  Relationship of Reporting Person to Issuer
6.  If Amendment, Date of Original
c/o Grand Toys International, Inc.
1710 Rte. Transcanadienne
3. IRS Identification
   Number of Reporting
(Check all applicable)
           Director                            10% Owner
(Month/Day/Year)
(Street)
   Person, if an Entity
___X_____ Officer	 (give                  _______Other (specify
7. Individual or Joint/Group Filing


Dorval                  Quebec, CANADA    H9P 1H7
   (Voluntary)

		    Title below)	                      below)
Executive Vice President and Chief Financial Officer
   (Check Applicable Line)
X  Form filed by One Reporting
	(City)		(State)			 (Zip)


     Person
__ Form filed by More than One
   Reporting Person
Table 1 - Non-Derivative Securities Beneficially Owned
1.  Title of Security
      (Instr. 4)
2.  Amount of Securities
      Beneficially Owned
      (Instr. 4)

3.Ownership
   Form: Direct
   (D) or Indirect
   (I)      (Instr. 5)
4.  Nature of Indirect Beneficial Ownership
     (Instr. 5)











*If the Form is filed by more than one Reporting Person, see Instruction
5(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially
owned directly or indirectly.									(Over)
								(Print or Type Responses)


FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security
(Instr. 4)
2.	Date Exercisable and 	Expiration Date
	(Month//Day/Year)


3. Title and Amount of Securities Underlying
 Derivative Security
(Instr. 4)


4. Conver-
sion or
Exercise
Price of
Deri-
Vative
Security
5. Owner-
ship
Form of
Deriv-
Ative
Security:
Direct
6. Nature of Indirect
Beneficial Ownership
(Instr. 5)

Date
Exercisable
Expiration
Date


Title
Amount
Or
Number
Of
Shares

(D) or
Indirect
(I)
(Instr. 5)


Common Stock Option
Immediately (1)
1/5/01
Common Stock
2,000
$14.35
D

Common Stock Option
(2)
10/6/10
Common Stock
3,955
$1.50
D

Common Stock Option
(3)
12/4/10
Common Stock
15,000
$0.5625
D

Common Stock Option
(4)
12/18/10
Common Stock
30,000
$0.3125
D

Explanation of Responses:
(1) As of date hereof, all of the options are fully vested.
(2) The options are exercisable as follows:  options to purchase
1,977 shares vest on October 6, 2001 and options to purchase 1,978 shares vest on October 6, 2002.
(3) The options are exercisable as follows: options to purchase 7,500 shares vest on each of December 4, 2001and December 4, 2002, respectively.
(4) The options are exercisable as follows: options to purchase 15,000 shares vest on each of December 18, 2001 and December 18, 2002, respectively.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
	By:    /s/                                            	March 12, 2001


	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,See Instruction 6 for procedure.
SEC 1147 (9-93)